Exhibit 99.1

Changyou Reports Fourth Quarter 2019 and Fiscal Year 2019 Unaudited

Financial Results

Beijing, China, March 9, 2020 – Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019.

Fourth Quarter 2019 Highlights1

•	Total revenue was US$135 million, an increase of 35% year-over-year and 22% quarter-over-quarter, in line with the Company’s updated guidance.

•	Online game revenue was US$132 million, an increase of 40% year-over-year and 22% quarter-over-quarter, in line with the Company’s updated guidance.

•

GAAP net income attributable to Changyou.com Limited was US$59 million[2], compared with net income of US$22 million[3] in the fourth quarter of 2018 and net income of US$34 million in the third quarter of 2019.

•

Non-GAAP[4] net income attributable to Changyou.com Limited was US$63 million[2], compared with net income of US$23 million[3] in the fourth quarter of 2018 and net income of US$34 million in the third quarter of 2019.

Fiscal Year 2019 Highlights

•	Total revenue was US$455 million, compared with US$416 million in 2018.

•	Online game revenue was US$441 million, compared with US$390 million in 2018.

•	GAAP net income attributable to Changyou.com Limited was US$178 million, compared with US$129 million in 2018.

•	Non-GAAP net income attributable to Changyou.com Limited was US$179 million, compared with US$123 million in 2018.

Mr. Chen Dewen, CEO, commented: “In 2019, we took a number of steps to build our capacity to create new, high-quality games. We prioritized R&D for mobile game development, including re-organization of roles and responsibilities to improve the R&D process and strengthen teamwork. Looking ahead, we will continue to execute our core strategy of ‘Top Games’ and our strategic focus will continue to be on MMORPG mobile games. We will also seek to make breakthroughs in developing casual games and strategy games, and we intend to put more effort into the international market for games. We look forward to bringing more quality game products and better game experience to players around the world as well as in China.”

[1]

As the Company’s cinema advertising business ceased operations during the third quarter of 2019, its results of operations have been excluded from the Company’s results from continuing operations in the condensed consolidated statements of operations and are presented in separate line items as discontinued operations. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Unless indicated otherwise, results presented in this release are related to continuing operations only, and exclude results from the cinema advertising business.

[2]

GAAP and non-GAAP net income attributable to Changyou.com Limited for the fourth quarter of 2019 include a one-time tax benefit of US$19 million that was recognized after some of the Company’s subsidiaries were granted preferential tax rates upon receipt of 2018 Key National Software Enterprise status or 2018 Software Enterprise status.

[3]

GAAP and non-GAAP net income attributable to Changyou.com Limited for the fourth quarter of 2018 included an impairment charge of US$16 million on goodwill recognized in relation to the 17173.com website business.

[4]

Non-GAAP results exclude share-based compensation expense/ (benefit). An explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures”.

Mr. Wei Qing, Chief Games Development Officer, added: “We are happy to report that Legacy TLBB Mobile performed solidly in 2019. This was mainly due to improvements we made to both the content and gameplay as part of our long-term operational strategy. During the fourth quarter, the combination of a new clan, new gameplay and promotional events strengthened player engagement and willingness to pay. Going forward, we will provide more updates to game content in order to keep the franchise fresh and maximize its longevity.”

Mr. Wang Yaobin, CFO of Changyou, added: “In 2019, we worked hard on our existing game portfolio, by introducing new game content and implementing a variety of operational models. The result was satisfactory in terms of player engagement, player retention, and revenues. In the fourth quarter, our online games performed well. Total revenue and non-GAAP net income are both in line with our updated guidance.”

Fourth Quarter 2019 Operational Results

•

Total average monthly active accounts[5] of the Company’s PC games were 2.2 million, an increase of 10% year-over-year and 5% quarter-over-quarter. The year-over-year increase was due to the improved performance of some of the Company’s older games as a result of promotional activities.

•

Total average monthly active accounts of the Company’s mobile games were 3.7 million, an increase of 28% year-over-year and 6% quarter-over-quarter. The year-over-year and quarter-over-quarter increases were mainly due to the contribution of TLBB Honor, which was launched during the third quarter of 2019.

•

Total quarterly aggregate active paying accounts[6] of the Company’s PC games were 1.0 million, an increase of 11% year-over-year and flat quarter-over-quarter. The year-over-year increase was due to the improved performance of some of the Company’s older games as a result of promotional activities.

•

Total quarterly aggregate active paying accounts of the Company’s mobile games were 1.1 million, an increase of 57% year-over-year and flat quarter-over-quarter. The year-over-year increase was mainly due to the contribution of TLBB Honor, which was launched during the third quarter of 2019.

Fourth Quarter 2019 Unaudited Financial Results

Revenue

Total revenue was US$135 million, an increase of 35% year-over-year and 22% quarter-over-quarter.

Online game revenue was US$132 million, an increase of 40% year-over-year and 22% quarter-over-quarter. The year-over-year and quarter-over-quarter increases were mainly due to the contribution of TLBB Honor, as well as the improved performance of some of the Company’s older games, including TLBB PC and Legacy TLBB Mobile, as a result of content updates and some promotional activities during the quarter.

Online advertising revenue was US$3 million, a decrease of 17% year-over-year and an increase of 23% quarter-over-quarter. The year-over-year decrease was mainly due to fewer PC and mobile games being marketed on the 17173.com website. The quarter-over-quarter increase was mainly due to more web games being marketed on the 17173.com website.

[5]	Monthly active accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[6]	Quarterly aggregate active paying accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

Gross profit

GAAP and non-GAAP gross profit were both US$101 million, an increase of 22% year-over-year and 17% quarter-over-quarter. GAAP and non-GAAP gross margin were 74% and 75%, respectively, compared with 83% for both in the fourth quarter of 2018, and 78% for both in the third quarter of 2019.

GAAP and non-GAAP gross profit of the online games business were both US$99 million, an increase of 24% year-over-year and 16% quarter-over-quarter. GAAP and non-GAAP gross margin of the online games business were both 75%, compared with 85% in the fourth quarter of 2018 and 78% in the third quarter of 2019. The decreases in gross margin were mainly a result of an increase in the revenue contribution from new mobile games, primarily TLBB Honor, which typically require larger revenue-sharing payments compared with PC games and Legacy TLBB Mobile, and as a result drive down gross margin.

GAAP and non-GAAP gross profit of the online advertising business were both US$2 million, a decrease of 29% year-over-year and an increase of 42% quarter-over-quarter. GAAP and non-GAAP gross margin of the online advertising business were both 61%, compared with 70% in the fourth quarter of 2018 and 53% in the third quarter of 2019. The year-over-year decrease and the quarter-over-quarter increase in gross margin were mainly due to changes in online advertising revenue.

Operating expenses

Total operating expenses were US$54 million, a decrease of 14% year-over-year and an increase of 4% quarter-over-quarter.

Product development expenses were US$31 million, a decrease of 4% year-over-year and an increase of 13% quarter-over-quarter. The quarter-over-quarter increase was mainly due to an increase in salary and benefit expenses as a result of an increase in bonus expenses that mainly related to TLBB PC and Legacy TLBB Mobile, as well as an increase in share-based compensation expenses as new share-based awards took effect in the fourth quarter of 2019.

Sales and marketing expenses were US$15 million, an increase of 110% year-over-year and a decrease of 14% quarter-over-quarter. The year-over-year increase was mainly due to the increase of marketing and promotional spending for TLBB Honor. The quarter-over-quarter decrease was mainly due to less marketing and promotional spending for some older games.

General and administrative expenses were US$7 million, an increase of 8% year-over-year and 23% quarter-over-quarter. The year-over-year and quarter-over-quarter increases were mainly due to an increase in share-based compensation expenses as new share-based awards took effect in the fourth quarter of 2019.

Goodwill impairment was US$0 million, compared with US$16 million in the fourth quarter of 2018 and US$0 million in the third quarter of 2019. The impairment in the fourth quarter of 2018 was mainly related to the 17173.com website business.

Operating profit

Operating profit was US$47 million, compared with an operating profit of US$20 million in the fourth quarter of 2018 and US$35 million in the third quarter of 2019.

Non-GAAP operating profit was US$50 million, compared with a non-GAAP operating profit of US$21 million in the fourth quarter of 2018 and US$35 million in the third quarter of 2019.

Other income, net

Other income was US$3 million, compared with US$3 million in the fourth quarter of 2018 and US$6 million in the third quarter of 2019.

Income tax expense/ (benefit)

Income tax benefit was US$6 million, compared with income tax expense of US$8 million in the fourth quarter of 2018 and income tax expense of US$12 million in the third quarter of 2019. The income tax benefit in the fourth quarter of 2019 was mainly due to a one-time tax benefit of US$19 million that was recognized as a result of some of the Company’s subsidiaries having been granted preferential tax rates upon their receipt of 2018 Key National Software Enterprise status or 2018 Software Enterprise status.

Net income

Net income from continuing operations was US$59 million2, compared with US$22 million3 in the fourth quarter of 2018 and US$34 million in the third quarter of 2019.

Non-GAAP net income from continuing operations was US$62 million2, compared with US$23 million3 in the fourth quarter of 2018 and US$34 million in the third quarter of 2019.

Net loss attributable to non-controlling interests

GAAP and non-GAAP net loss attributable to non-controlling interests were both US$0.2 million. This compares with a GAAP and non-GAAP net loss of US$0.1 million in the fourth quarter of 2018 and US$0.03 million in the third quarter of 2019. Non-controlling interests include the non-controlling interests in RaidCall, which provides online music and entertainment services primarily in Taiwan; a joint venture that operates Korean comics online in China; and a joint venture that is engaged in intellectual property authorization, game production and distribution in China.

Net income attributable to Changyou.com Limited

Net income from continuing operations attributable to Changyou.com Limited was US$59 million2, compared with US$22 million3 in the fourth quarter of 2018 and US$34 million in the third quarter of 2019. Fully-diluted net income from continuing operations attributable to Changyou.com Limited per ADS7 was US$1.10, compared with US$0.41 in the fourth quarter of 2018 and US$0.64 in the third quarter of 2019.

Non-GAAP net income from continuing operations attributable to Changyou.com Limited was US$63 million2, compared with US$23 million3 in the fourth quarter of 2018 and US$34 million in the third quarter of 2019. Non-GAAP fully-diluted net income from continuing operations attributable to Changyou.com Limited per ADS was US$1.11, compared with US$0.44 in the fourth quarter of 2018 and US$0.64 in the third quarter of 2019.

Liquidity

As of December 31, 2019, Changyou had net cash8 of US$306 million, compared with US$671 million as of December 31, 2018. The decrease was mainly due to the distribution of a special cash dividend of approximately US$503 million in the second quarter of 2019.

Operating cash flow for the fourth quarter of 2019 was a net inflow of US$52 million.

[7]	Each ADS represents two Class A ordinary shares.
[8]	Net cash is calculated as the sum of cash and cash equivalents, short-term investments, current restricted cash and non-current restricted time deposits, minus long-term bank loans.

Fiscal Year 2019 Unaudited Financial Results

Revenue

Total revenue in 2019 was US$455 million, representing an increase of 10% year-over-year.

Online game revenue increased 13% year-over-year to US$441 million. The increase was mainly due to the revenue contribution of TLBB Honor, which was launched in the third quarter of 2019, as well as the improved performance of some of the Company’s older games in 2019, including TLBB PC.

Online advertising revenue decreased 30% year-over-year to US$14 million. The decrease was mainly due to fewer games being marketed on the 17173.com website.

IVAS revenue decreased 87% year-over-year to US$1 million, as the Company ceased its IVAS business operations in the second quarter of 2019.

Gross profit/ (loss)

GAAP and non-GAAP gross profit were both US$360 million, representing an increase of 5% year-over-year. GAAP and non-GAAP gross margin were both 79%, compared with 83% in 2018.

GAAP and non-GAAP gross profit of the online games business were both US$352 million, representing an increase of 7% year-over-year. GAAP and non-GAAP gross margin of the online games business were both 80%, compared with 84% in 2018.

GAAP and non-GAAP gross profit of the online advertising business were both US$9 million, representing a decrease of 41% year-over-year. GAAP and non-GAAP gross margin of the online advertising business were both 62%, compared with 74% in 2018. The year-over-year decrease in gross margin was mainly due to a decrease in online advertising revenue.

GAAP and non-GAAP gross loss of IVAS were both US$0 million, compared with a gross profit of US$1 million in 2018.

Operating expenses

Total operating expenses were US$193 million, representing a decrease of 3% year-over-year.

Product development expenses were US$121 million, representing a decrease of 3% year-over-year.

Sales and marketing expenses were US$49 million, representing an increase of 45% year-over-year. The increase was mainly due to a rise in marketing and promotional spending for online games, including TLBB Honor.

General and administrative expenses were US$23 million, representing a decrease of 10% year-over-year. The decrease was mainly due to a decline in salary and benefit expenses as a result of a reduction in workforce.

Goodwill impairment was US$0 million, compared with US$16 million in 2018, which was mainly related to the 17173.com website business.

Operating profit

Operating profit was US$167 million, compared with an operating profit of US$144 million in 2018.

Non-GAAP operating profit was US$169 million, compared with a non-GAAP operating profit of US$138 million in 2018.

Other income, net

Other income was US$14 million, compared with US$23 million in 2018.

Income tax expense

Income tax expense was US$20 million9, compared with US$64 million in 20189. The income tax expense for 2018 included the accrual of additional withholding income taxes of US$47 million that were recognized in relation to a change in policy for the Company’s PRC subsidiaries with respect to their distribution of cash dividends.

Net income

Net income from continuing operations was US$178 million, compared with US$129 million in 2018.

Non-GAAP net income from continuing operations was US$179 million, compared with US$122 million in 2018.

Net loss attributable to non-controlling interests

Both GAAP and non-GAAP net loss attributable to non-controlling interests were US$0.5 million, compared with net loss of US$0.4 million in 2018. Non-controlling interests include the non-controlling interests in RaidCall, which provides online music and entertainment services primarily in Taiwan; a joint venture which operates Korean comics online in China; and a joint venture which operates intellectual property authorization, game production and distribution in China.

Net income attributable to Changyou.com Limited

Net income from continuing operations attributable to Changyou.com Limited was US$178 million, compared with US$129 million in 2018. Fully-diluted net income from continuing operations attributable to Changyou.com Limited per ADS was US$3.31, compared with US$2.41 in 2018.

Non-GAAP net income from continuing operations attributable to Changyou.com Limited was US$179 million, compared with US$123 million in 2018. Non-GAAP fully-diluted net income from continuing operations attributable to Changyou.com Limited per ADS was US$3.31, compared with US$2.29 in 2018.

Business Outlook

For the first quarter of 2020, Changyou expects:

•	Total revenue to be between US$123 million and US$133 million, including online game revenue of US$120 million to US$130 million;

•

Non-GAAP net income attributable to Changyou.com Limited to be between US$39 million and US$44 million, and non-GAAP net income per fully-diluted ADS to be between US$0.69 and US$0.78. Share-based compensation expense to be around US$3 million, assuming no new grants of share-based awards. Taking into account the elimination of the impact of these share-based awards, GAAP net income attributable to Changyou.com Limited to be between US$36 million and US$41 million, and GAAP net income per fully-diluted ADS to be between US$0.67 and US$0.76.

[9]

The income tax expenses in 2019 and 2018 included one-time tax benefits of US$19 million and US$23 million that were recognized in the fourth quarter of 2019 and in the third quarter of 2018, respectively, as a result of some of the Company’s subsidiaries having been granted preferential tax rates upon their receipt of Key National Software Enterprise status or Software Enterprise status for 2018 and 2017, respectively.

For the first quarter of 2020 guidance, the Company has adopted a presumed exchange rate of RMB7.00 = US$1.00, which compares with the actual exchange rate of approximately RMB6.74 = US$1.00 for the first quarter of 2019, and RMB7.03 = US$1.00 for the fourth quarter of 2019.

This forecast reflects Changyou’s management’s current and preliminary view, which at present is subject to substantial uncertainty, particularly in view of the potential impact of the COVID-19, the effects of which are difficult to analyze and predict.

Loan Agreement and Share Pledge Agreement with Sohu.com Limited (“Sohu”)

On October 24, 2016, Changyou entered into a loan agreement with a PRC subsidiary of Sohu, Changyou’s parent company, pursuant to which the PRC subsidiary is entitled to borrow up to RMB1 billion (or approximately US$148.64 million) from a PRC subsidiary of Changyou from time to time, with the first advance request to occur prior to December 31, 2016 and Sohu’s right to request advances continuing for one year after the first advance, subject to extension for additional years with Changyou’s consent. Principal amounts outstanding under the loan agreement bear interest at an annual rate of 6%, accruing and payable on each one-year anniversary of each advance. The outstanding principal of each advance is due one year from the date of the advance, subject to extension for additional years with Changyou’s consent. Advances under the loan agreement are secured by a pledge to Changyou under a share pledge agreement of an agreed-upon number of Class B ordinary shares of Changyou held by Sohu. The share pledge agreement gives Changyou the right to apply the outstanding principal and accrued interest on the loan to the repurchase of Changyou Class B ordinary shares from Sohu in the event such principal and interest are not paid when due. Sohu has used amounts drawn down under the loan agreement to finance Sohu’s operations, excluding the operations of Changyou and of Sohu’s subsidiary Sogou Inc.

As of December 31, 2019, Changyou had outstanding loans to the PRC subsidiary of Sohu in an aggregate principal amount of RMB1 billion (approximately $143.34 million), and the maturity dates for all of the outstanding loans had been extended for three successive additional years, to the third anniversary dates of the original maturity dates of the loans.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses and benefits are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions do not involve subsequent cash outflow, Changyou does not factor these in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation of GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations in general and possible continued devaluation of the RMB in particular, including their potential impact on the Chinese economy and on the Company’s reported U.S. dollar results; slowing growth in the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Changyou’s quarterly operating results; the possibility that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; the possibility that the Company’s margins will decline as a result of the need for revenue-sharing with mobile game platform operators; the Company’s reliance on TLBB as its major revenue source; and the effects of the COVID-19 on the economy in China in general and on Changyou’s business in particular. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on March 28, 2019, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 6:30 a.m. U.S. Eastern Time, March 9, 2020 (6:30 p.m. Beijing/Hong Kong, March 9, 2020).

The dial-in details for the live conference call are:

US:	+1-866-519-4004
Hong Kong:	800-906-601
China Mainland:	400-620-8038
International:	+1-845-675-0437
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 9:30 a.m. U.S. Eastern Time on March 9, 2020 through March 16, 2020. The dial-in details for the telephone replay are:

International:	+61-2-8199-0299
Passcode:	1048946

The live Webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s Website at http://ir.changyou.com/.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Limited (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit

http://ir.changyou.com/.

For investor and media inquiries, please contact:

In China:

Mr. Yujia Zhao

Investor Relations

Tel: +86 (10) 6192-0800

E-mail: ir@cyou-inc.com

In the United States:

Ms. Linda Bergkamp

Christensen

Phone: +1 (480) 614-3004

E-mail: lbergkamp@ChristensenIR.com

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2019	Sep. 30, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2018
Revenue:
Online game	$131,689	$108,012	$94,106	$440,902	$389,790
Online advertising	3,479	2,832	4,198	13,715	19,697
IVAS	—	—	1,550	763	6,074

Total revenue	135,168	110,844	99,854	455,380	415,561
Cost of revenue:
Online game (includes share-based compensation expense/ (benefit) of $137, $0, $7, $120 and $(31), respectively)	33,181	23,285	14,499	88,991	60,983
Online advertising	1,370	1,345	1,239	5,202	5,204
IVAS	2	—	1,310	1,195	5,408

Total cost of revenue	34,553	24,630	17,048	95,388	71,595
Gross profit	100,615	86,214	82,806	359,992	343,966
Operating expenses:
Product development (includes share-based compensation expense/ (benefit) of $1,785, $0, $492, $859 and $(2,427), respectively)	31,378	27,874	32,566	120,585	124,166
Sales and marketing (includes share-based compensation expense/ (benefit) of $0, $0, $121, $(283) and$(497), respectively)	15,343	17,870	7,300	49,485	34,015
General and administrative (includes share-based compensation expense/ (benefit) of $1,246, $(7), $620, $609 and $(3,506), respectively)	6,930	5,640	6,419	22,683	25,151
Goodwill impairment and impairment of intangible assets acquired as part of acquisition of a business	—	—	16,369	—	16,369

Total operating expenses	53,651	51,384	62,654	192,753	199,701

Operating profit	46,964	34,830	20,152	167,239	144,265
Interest income, net	3,857	3,996	6,653	14,102	24,206
Foreign currency exchange gain/ (loss)	(659)	1,375	67	1,875	1,320
Other income, net	3,074	5,914	3,172	14,477	23,436

Income before income tax expense	53,236	46,115	30,044	197,693	193,227
Income tax expense/ (benefit)	(5,935)	11,858	7,982	20,077	64,467

Net income from continuing operations	59,171	34,257	22,062	177,616	128,760
Net loss from discontinued operations, net of tax	—	(2,706)	(12,000)	(33,998)	(44,835)

Net income	59,171	31,551	10,062	143,618	83,925
Less: Net loss from continuing operations attributable to non-controlling interests	(236)	(29)	(84)	(542)	(407)
Net loss from discontinued operations attributable to non-controlling interests	—	—	—	—	—

Net income from continuing operations attributable to Changyou.com Limited	59,407	34,286	22,146	178,158	129,167
Net loss from discontinued operations attributable to Changyou.com Limited	—	(2,706)	(12,000)	(33,998)	(44,835)

Net income attributable to Changyou.com Limited	$59,407	$31,580	$10,146	$144,160	$84,332

Basic net income/ (loss) attributable to Changyou.com Limited per ADS	$1.11	$0.59	$0.19	$2.69	$1.59

From continuing operations	1.11	0.64	0.42	3.33	2.43
From discontinued operations	—	(0.05)	(0.23)	(0.64)	(0.84)

ADSs used in computing basic net income attributable to Changyou.com Limited per ADS	53,632	53,618	53,233	53,491	53,085

Diluted net income/ (loss) attributable to Changyou.com Limited per ADS	$1.10	$0.59	$0.19	$2.68	$1.57

From continuing operations	1.10	0.64	0.41	3.31	2.41
From discontinued operations	—	(0.05)	(0.22)	(0.63)	(0.84)

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,962	53,677	53,656	53,744	53,618

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Dec. 31, 2019	As of Dec. 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$94,433	$454,305
Restricted cash	—	2,340
Accounts receivable, net	55,829	40,627
Short-term investments	211,923	190,068
Loans between Changyou and Sohu	88,317	80,907
Prepaid and other current assets	1,128,921	697,573
Current assets associated with discontinued operations	—	34,324

Total current assets	1,579,423	1,500,144

Non-current assets:
Fixed assets, net	159,713	170,396
Goodwill	10,257	10,257
Intangible assets, net	8,056	13,856
Deferred tax assets	14,072	13,467
Restricted time deposits	—	243,910
Loans between Changyou and Sohu	71,672	72,852
Other assets, net	28,492	12,523
Non-current assets associated with discontinued operations	—	398

Total non-current assets	292,262	537,659

TOTAL ASSETS	$1,871,685	$2,037,803

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$36,414	$40,966
Accounts payable and accrued liabilities	1,261,061	729,158
Tax payables	18,577	17,715
Current liabilities associated with discontinued operations	—	101,105

Total current liabilities	1,316,052	888,944

Long-term liabilities:
Deferred tax liabilities	93,907	83,026
Long-term tax payable	13,220	13,438
Long-term bank loans	—	220,000
Other long-term liabilities	850	751

Total long-term liabilities	107,977	317,215

Total liabilities	1,424,029	1,206,159
SHAREHOLDERS’ EQUITY
Changyou.com Limited shareholders’ equity	446,289	829,735
Non-controlling interests	1,367	1,909

Total shareholders’ equity	447,656	831,644

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,871,685	$2,037,803

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Dec. 31, 2019
		Non-GAAP adjustments (a)
	GAAP	Share-based compensation expense (b)	Non-GAAP
Online game gross profit	$98,508	137	98,645
Online advertising gross profit	2,109	—	2,109
IVAS gross loss	(2)	—	(2)

Gross profit	$100,615	137	100,752

Gross margin	74%		75%

Operating expenses	53,651	(3,031)	50,620

Operating profit	$46,964	3,168	50,132

Operating margin	35%		37%

Income tax benefit	(5,935)		(5,935)

Net income from continuing operations	59,171	3,168	62,339

Net loss from discontinued operations, net of tax	—	—	—

Net income	$59,171	3,168	62,339

Less: Net loss from continuing operations attributable to non-controlling interests	(236)	—	(236)
Net loss from discontinued operations attributable to non-controlling interests	—	—	—

Net income from continuing operations attributable to Changyou.com Limited	59,407	3,168	62,575
Net loss from discontinued operations attributable to Changyou.com Limited	—	—	—

Net income attributable to Changyou.com Limited	$59,407	3,168	62,575

Net margin from continuing operations attributable to Changyou.com Limited	44%		46%

Diluted net income attributable to Changyou.com Limited per ADS	$1.10		1.11

From continuing operations	1.10		1.11
From discontinued operations	—		—

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,962		56,141

Note:

(a)	The Non-GAAP adjustment does not have an impact on income tax expense.
(b)	To eliminate share-based compensation expense measured using the fair value method.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Sep. 30, 2019
		Non-GAAP adjustments (a)
	GAAP	Share-based compensation expense (c)	Non-GAAP
Online game gross profit	$84,727	—	84,727
Online advertising gross profit	1,487	—	1,487
IVAS gross loss	—	—	—

Gross profit	$86,214	—	86,214

Gross margin	78%		78%

Operating expenses	51,384	7	51,391

Operating profit	$34,830	(7)	34,823

Operating margin	31%		31%

Income tax expense	11,858		11,858

Net income from continuing operations	34,257	(7)	34,250

Net loss from discontinued operations, net of tax	(2,706)	—	(2,706)

Net income	$31,551	(7)	31,544

Less: Net loss from continuing operations attributable to non-controlling interests	(29)	—	(29)
Net loss from discontinued operations attributable to non-controlling interests	—	—	—

Net income from continuing operations attributable to Changyou.com Limited	34,286	(7)	34,279
Net loss from discontinued operations attributable to Changyou.com Limited	(2,706)	—	(2,706)

Net income attributable to Changyou.com Limited	$31,580	(7)	31,573

Net margin from continuing operations attributable to Changyou.com Limited	31%		31%

Diluted net income/ (loss) attributable to Changyou.com Limited per ADS	$0.59		0.59

From continuing operations	0.64		0.64
From discontinued operations	(0.05)		(0.05)

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,677		53,681

Note:

(c)

To eliminate share-based compensation expense measured using the fair value method. The downward adjustment of share-based compensation expense was a result of fluctuations in the market price for the Company’s ADS.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST

COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Dec. 31, 2018
		Non-GAAP adjustments (a)
	GAAP	Share-based compensation expense (b)	Non-GAAP
Online game gross profit	$79,607	7	79,614
Online advertising gross profit	2,959	—	2,959
IVAS gross loss	240	—	240

Gross profit	$82,806	7	82,813

Gross margin	83%		83%

Operating expenses	62,654	(1,233)	61,421

Operating profit	$20,152	1,240	21,392

Operating margin	20%		21%

Income tax expense	7,982		7,982

Net income from continuing operations	22,062	1,240	23,302

Net loss from discontinued operations, net of tax	(12,000)	—	(12,000)

Net income	$10,062	1,240	11,302

Less: Net loss from continuing operations attributable to non-controlling interests	(84)	—	(84)
Net loss from discontinued operations attributable to non-controlling interests	—	—	—

Net income from continuing operations attributable to Changyou.com Limited	22,146	1,240	23,386
Net loss from discontinued operations attributable to Changyou.com Limited	(12,000)	—	(12,000)

Net income attributable to Changyou.com Limited	$10,146	1,240	11,386

Net margin from continuing operations attributable to Changyou.com Limited	22%		23%

Diluted net income/ (loss) attributable to Changyou.com Limited per ADS	$0.19		0.21

From continuing operations	0.41		0.44

From discontinued operations	(0.22)		(0.23)

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,656		53,682

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST

COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Twelve Months Ended Dec. 31, 2019
		Non-GAAP adjustments (a)
	GAAP	Share-based compensation expense (b)	Non-GAAP
Online game gross profit	$351,911	120	352,031
Online advertising gross profit	8,513	—	8,513
IVAS gross loss	(432)	—	(432)

Gross profit	$359,992	120	360,112

Gross margin	79%		79%

Operating expenses	192,753	(1,185)	191,568

Operating profit	$167,239	1,305	168,544

Operating margin	37%		37%

Income tax expense	20,077		20,077

Net income from continuing operations	177,616	1,305	178,921

Net loss from discontinued operations, net of tax	(33,998)	—	(33,998)

Net income	$143,618	1,305	144,923

Less: Net loss from continuing operations attributable to non-controlling interests	(542)	—	(542)
Net loss from discontinued operations attributable to non-controlling interests	—	—	—

Net income from continuing operations attributable to Changyou.com Limited	178,158	1,305	179,463
Net loss from discontinued operations attributable to Changyou.com Limited	(33,998)	—	(33,998)

Net income attributable to Changyou.com Limited	$144,160	1,305	145,465

Net margin from continuing operations attributable to Changyou.com Limited	39%		39%

Diluted net income/ (loss) attributable to Changyou.com Limited per ADS	$2.68		2.68

From continuing operations	3.31		3.31
From discontinued operations	(0.63)		(0.63)

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,744		54,296

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST

COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Twelve Months Ended Dec. 31, 2018
		Non-GAAP adjustments (a)
	GAAP	Share-based compensation expense (c)	Non-GAAP
Online game gross profit	$328,807	(31)	328,776
Online advertising gross profit	14,493	—	14,493
IVAS gross profit	666	—	666

Gross profit	$343,966	(31)	343,935

Gross margin	83%		83%

Operating expenses	199,701	6,430	206,131

Operating profit	$144,265	(6,461)	137,804

Operating margin	35%		33%

Income tax expense	64,467		64,467

Net income from continuing operations	128,760	(6,461)	122,299

Net loss from discontinued operations, net of tax	(44,835)	—	(44,835)

Net income	$83,925	(6,461)	77,464

Less: Net loss from continuing operations attributable to non-controlling interests	(407)	—	(407)
Net loss from discontinued operations attributable to non-controlling interests	—	—	—

Net income from continuing operations attributable to Changyou.com Limited	129,167	(6,461)	122,706
Net loss from discontinued operations attributable to Changyou.com Limited	(44,835)	—	(44,835)

Net income attributable to Changyou.com Limited	$84,332	(6,461)	77,871

Net margin from continuing operations attributable to Changyou.com Limited	31%		30%

Diluted net income/ (loss) attributable to Changyou.com Limited per ADS	$1.57		1.45

From continuing operations	2.41		2.29
From discontinued operations	(0.84)		(0.84)

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,618		53,690